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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003907

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50868

MAR 01 2002
143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) **AND ENDING** 12/31/01 (MM/DD/YY)

3/7/02 FV

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Rosenthal Collins Equities, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

216 West Jackson Boulevard, Fifth Floor
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Horgan (312) 795-7560
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/15/02
SS

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maureen C. Downs, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Rosenthal Collins Equities, L.L.C., as of December 31, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

22nd day of February 2002

Notary Public

Signature
Maureen C. Downs
Executive Vice President
Title

This report** contains (check all applicable boxes):


OFFICIAL SEAL
NOTARY PUBLIC, STATE OF ILLINOIS

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Rosenthal Collins Equities, L.L.C.

Statement of Financial Condition

December 31, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Rosenthal Collins Equities, L.L.C.
Table of Contents
December 31, 2001


AMG
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Member of
Rosenthal Collins Equities, L.L.C.

We have audited the accompanying statement of financial condition of Rosenthal Collins Equities, L.L.C. as of December 31, 2001 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rosenthal Collins Equities, L.L.C. as of December 31, 2001 in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
February 22, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Rosenthal Collins Equities, L.L.C.
Statement of Financial Condition
December 31, 2001

Assets

Cash	$ 9,481
Securities owned (pledged, $20,965,460)	23,330,770
Other assets	97,098
Total assets	**$ 23,437,349**

Liabilities and Member Equity

Liabilities	
Payable to clearing broker	$ 11,339,999
Securities sold, not yet purchased	6,535,143
Accounts payable and accrued expenses	289,853
Total	18,164,995
Member equity	5,272,354
Total liabilities and member equity	**$ 23,437,349**

See accompanying notes.

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Business—Rosenthal Collins Equities, L.L.C. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, buying, selling and dealing as principal in securities and certain derivative financial instruments for its own account. The Company is a wholly owned, guaranteed subsidiary of Rosenthal Collins Group, L.L.C. (the "Parent"). All of the Company's transactions are cleared by another broker-dealer. The Company's operating agreement provides, among other things, that it shall dissolve no later than December 31, 2035.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Proprietary securities and derivative financial instruments transactions are recorded on the transaction date. Positions are marked to market with resulting unrealized gains and losses reflected in revenue.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition.

Income Taxes—Under provisions of the Internal Revenue Code, the Company is treated as a division of its Parent. Accordingly, the Company's taxable income or loss is included in the tax return of the Parent, which is an entity not subject to income tax.

Note 2 Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value, or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 3 Securities Owned and Sold, Not Yet Purchased

Securities owned and sold, not yet purchased, at December 31, 2001 consist of:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. Government securities	$ 400,312	$ -
Municipal securities	313,648	
Equity securities	20,454,475	5,498,623
Equity options	2,152,335	1,036,520
Preferred stock - nonmarketable	10,000	
	$ 23,330,770	$ 6,535,143

At December 31, 2001, substantially all of the marketable securities on deposit with the Company's clearing broker of $20,965,460 collateralize the payable to clearing broker and securities sold, not yet purchased.

Note 4 Financial Instruments

In connection with its proprietary trading activities, the Company enters into transactions involving certain derivative financial instruments, primarily exchange-traded futures contracts on equity-based indexes. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. Exposure to market risk is influenced by a number of factors, including the relationships between the derivative financial instruments and the volatility and liquidity in the markets in which the derivative financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2001, at market values of the related securities and will incur a loss if the market value of the securities increases subsequent to December 31, 2001.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements and the margin requirements of the individual exchanges and clearing brokers.

Concentrations of Credit Risk—The Company clears all of its trades through one clearing broker located in Chicago, Illinois. In the event this counterparty does not fulfill its obligations, the Company may be exposed to risk. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of its clearing broker.

Note 5 Net Capital Requirement

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6-2/3 of "aggregate indebtedness," as those terms are defined. Net capital changes from day to day, but at December 31, 2001, the Company had net capital and net capital requirements of approximately $3,335,000 and $100,000, respectively. The net capital rule may effectively restrict the withdrawal of capital by the Parent.